Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec Biopharma completes second tranche placement to Nant Capital to raise A$5.45 million

•	Second tranche placement of 29,305,819 shares to Nant Capital
•	Funds raised will be used to support the scientific collaboration between Benitec and NantWorks, and for Benitec’s existing programs

Sydney, Australia, 13 March 2017: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) (Benitec) today announced that in accordance with the Share Subscription Agreement dated 24 October 2016 entered into between Benitec and Nant Capital, LLC (Nant) and as approved at Benitec’s Annual General Meeting on 14 December 2016, Benitec today issued an additional 29,305,819 fully paid ordinary shares to Nant under the second tranche of the approved placement (Second Tranche Placement).

In accordance with the Share Subscription Agreement, shares issued under the Second Tranche Placement were priced at A$0.1859 per share to raise a total of A$5.45 million for the Company.

As a result of the successful completion of the Second Tranche Placement, Nant now holds 28.57% of the issued capital of Benitec.

Benitec’s Chief Executive Officer, Greg West, said: “In the second half of last year we said we would build the relationship with Nant through acquiring a clinical stage asset and by securing funding from Nant. I am pleased to confirm that we have executed on both counts. Not only does the successful completion of this Second Tranche Placement consolidate our relationship with Nant, it also provides the funding to advance our programs. The cementing of this strategic relationship with Nant is a key step for Benitec in building value for our shareholders.”

Proceeds from the Second Tranche Placement will be used to support both the oncology collaboration between Benitec and NantWorks and the progression of Benitec’s existing programs towards the clinic.

For further information regarding Benitec please contact the persons below or visit the Benitec website at www.benitec.com.

Benitec Australia Investor Relations	Benitec United States Investor Relations
Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0190 Email: jmorakis@MGroupSC.com

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

About NantVentures

NantVentures funds transformative ideas and technologies that enable enduring improvements in human life with a primary focus on healthcare, life sciences, medical diagnostics, mobile technology, semi-conductors, nano-optics, artificial intelligence, cloud computing, alternative energy and scientific innovations that are on the bleeding edge of biology, chemistry, and physics.  Capital investments in private and public entities range from single digit to multimillion-dollar commitments.  Dr. Patrick Soon-Shiong, the Founder and Chairman of NantVentures, is a physician, surgeon and scientist, who has pioneered novel therapies for both diabetes and cancer, published over 100 scientific papers, and has over 95 issued patents on groundbreaking advancements spanning myriad fields. From 1997 to 2010 Dr. Soon-Shiong served as founder, Chairman and CEO of two global pharmaceutical companies, American Pharmaceutical Partners and Abraxis BioScience. Both were acquired for multi-billion dollars in 2008 and 2010. In 2011 he founded NantWorks, an ecosystem of companies to create a transformative global health information and next generation pharmaceutical development network, for the secure sharing of genetic and medical information - empowering doctors to treat patients with proven precision at the first point of care and, ultimately, improving the lives of individuals, everywhere.

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialize its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com